November 30, 2004

Via U.S. Mail and facsimile at 360-666-6483

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re:	Alaska Air Group, Inc. ("AAG")
	Preliminary Proxy Statement on Schedule 14A
	Filed November 17, 2004
      Filed by Steve Nieman, Richard D. Foley and
	Robert C. Osborne MD, et al.
	File No. 001-08957

Dear Mr. Nieman:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect
of our review.   Feel free to call us at the telephone numbers
listed at the end of this letter.

Preliminary Schedule 14A

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the participants in the solicitation are in possession of all facts relating to its disclosure, the participants are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. We note you have defined Alaska Air Group, Inc. as "the Company-AAG" on the first page of the proxy statement. As this page will not be furnished to shareholders, be sure to define the term elsewhere in the body of the proxy statement. Also, be sure to use the term consistently throughout the document rather than referring to Alaska Air Group, Inc. as the "Company" in certain instances and as "the Company-AAG" in others. Revise accordingly.

3. We note that, throughout your proxy materials, you refer readers to the Company-AAG`s proxy materials. Consider whether it might be more helpful to readers to make specific references to the sections of the materials that you are directing them to read. Note that we believe reliance on Rule 14a-5(c) before AAG distributes the information to security holders would be inappropriate.
Therefore, please confirm your understanding that you may not disseminate your materials until AAG has filed and mailed definitive proxy solicitation materials.

4. As you are aware, soliciting materials used prior to the delivery of definitive proxy materials must be filed no later than the date the materials are first sent or given to shareholders. Refer to Rule 14a-12(b). It appears that you have not filed all of the additional soliciting materials that appear on your website, www.votepal.com, or the linked websites. Since it appears the materials on these sites are posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, they should be filed as additional definitive materials. Furthermore, the websites you maintain should contain legends identifying the participants and encouraging security holders to read the proxy statement. In addition, any future written soliciting material, including any emails, postings to your website and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12. This includes, for example, the electronic mail you intend to use "to communicate with and contact some of the shareholders of the Company-AAG, such as Institutional holders." Refer to Rules 14a-12(b) and 14a-12(c)(2).

5. Rule 14a-3(a) requires that no solicitation be made unless it is preceded or accompanied by a proxy statement containing all of the information prescribed by Schedule 14A. Your proposed approach of sending an email or postal mail version of the proxy statement after you receive the proxy card is not in keeping with the rule. Please revise.

6. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. The following statements should be revised or deleted:

* Your implication that shareholders do not have the right to see all communications by the Company-AAG when, in fact, they too could make a FOIA request; see "We favor Open and Full Disclosure;"

* Your statement that "We believe that the shareowners have the right to see all communications by the Company-AAG that is not competitively sensitive in nature, such as management requests for no-action letters, expensive resources such as LexisNexis notwithstanding..." implies that management and others are keeping information from shareholders;

* Your statement that over 90% of the Company-AAG`s shares are held by institutional investors;

* Your statement that "...we can let words paint a picture of the dedication of this management team, in our opinion, to exclude and disregard any and all input by shareowners, most disheartening, its employee shareowners"; and

* Your statement that "We cannot believe rational investors in the Company-AAG will endorse the form of business philosophy that the management of the Company-AAG has demonstrated in the recent past."

Beginning of the Challengers` Remarks

7. We note that you make several statements regarding how AAG has reacted and will react to your suggestion that all director nominees be included on AAG`s proxy card. It is not appropriate to make statements anticipating the decisions AAG will make with regard to this proxy contest, particularly because you are implying that they are required to abide by your request when, in fact, they are not. You must delete these statements. Moreover, to the extent you allude to a decision AAG made last year, you should include a brief discussion of the reasons AAG provided for making such decision; provide supplemental support for these statements and note whether they were acting in accordance with their rights under corporations and securities law. Revise throughout to delete or revise these statements accordingly.

How We Plan to Solicit

8. We note that you will solicit proxies primarily through your web-site, www.votepal.com. Please advise us as to how you plan on verifying that any person from whom you have received a proxy has previously been furnished with a proxy statement. See Rule 14a-3(a).

How do I cast my Vote using the CHALLENGER`S Proxy Card?

9. You indicate here that worker 401(k) plan participants "will have to vote via EquiServe to complete the requirement that the Vanguard and the Fidelity trustees be notified of your voting instructions." Please clarify what you mean by this and your statement that follows, "you will need to obtain a legal proxy from the Company-AAG or the trustee." We note that you have not included a Voting Instruction Form with your proxy statement, similar to AAG`s, such that plan participants may instruct the trustees on how to vote the plan`s shares. Do you intend to mail this form to participants who request it, or will it be available only through your web site?

You May Vote in Person At the Meeting

10. You direct shareholders who hold shares in street name through a bank or broker to "contact them to receive from them a legal proxy." Please revise to clarify what you mean by this. Do you mean to say that such beneficial shareholders should send instructions to the broker or bank on how they would like to vote their shares, to the extent they want to vote in favor of your nominees? Please advise shareholders as to how they should make brokers or banks aware of your solicitation and instruct them on how they should arrange for proxy authority to be given to you.

Information About Challenger Nominees/Participants in the
Solicitation

11. Revise to provide information that fully complies with Item 7 of Schedule 14A and Item 401 of Regulation S-K for all six nominees in the solicitation. For example, revise to include the dates of employment for Dr. Osborne and a description of "business analyst" for Mr. John Chevedden.

Shareholder Proposals

12. We note that you intend to make an additional twenty-three proposals. Please confirm your understanding that each of those proposals must comply with Items 18, 19 and 20 of Schedule 14A, as applicable.

Further Matters

13. It is not clear what you mean when you say that "the relationship between workers and the management of the Company-AAG must be enhanced by providing flexibility through transparency and teaming with customers and outside stockowners. Ownership-sharing of productive capital assets represented by ownership of ever-climbing fixed costs covering employee compensation and benefits. These lower fixed hourly-wage costs could be supplemented by variable payouts from capital ownership, such as a payout of profit sharing, employee performance bonuses, stock options, dividends on stock, as well as share price appreciation." Please revise to clarify what your goals are, and what your nominees intend to do if they are elected to further those goals.

Form of Proxy

14. Include instructions explaining how a shareholder can withhold authority to vote for the listed director nominees. See Rule 14a-4(b)(2)(ii).

15. Revise to provide the means by which a security holder may elect to abstain from voting. See Rule 14a-4(b)(1) of Regulation
14A.

16. Advise us, with a view toward revised disclosure, whether or not the participants intend to use proxies that have been executed without a choice that has been specified by the security holder.
See Rule 14a-4(b)(1) of Regulation 14A.

Closing Comments

      As appropriate, please amend your Schedule 14A and other filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Direct any questions to me at (202) 942-1762.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions